                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No._____)*

                              WLR Foods, Inc.
                             ________________
                             (Name of Issuer)

                               Common Stock
                      ______________________________
                      (Title of Class of Securities)

                                929286 10 2
                              ______________
                              (CUSIP Number)


                              James B. Blair
                             Tyson Foods, Inc.
                          2210 West Oaklawn Drive
                     Springdale, Arkansas  72762-6999
                            Tel. (501) 290-4000
         ________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                Copies to:

          Leslie A. Grandis, Esq.           Lawrence Lederman, Esq.
          McGuire, Woods, Battle & Boothe   Milbank, Tweed, Hadley & McCloy
          One James Center                  1 Chase Manhattan Plaza
          901 E. Cary Street                New York, New York 10005
          Richmond, Virginia 23219          Tel. (212) 530-5732
          Tel. (804) 775-1000

                             February 23, 1994
         ________________________________________________________
          (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box|__|.

Check the following box if a fee is being paid with the statement|x|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                               SCHEDULE 13D

CUSIP No.  929286 10 2
           -----------
1     NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tyson Foods, Inc.
           2210 West Oaklawn Drive
           Springdale, Arkansas 72762-6999

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A) |__|
      (B) |x |

3     SEC USE ONLY

4     SOURCE OF FUNDS*

           BK, WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |__|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER   63

8     SHARED VOTING POWER   600,000

9     SOLE DISPOSITIVE POWER   63

10    SHARED DISPOSITIVE POWER   600,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,063

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.47%

14    TYPE OF REPORTING PERSON*

           CO

                               SCHEDULE 13D

CUSIP No.  929286 10 2
           ___________

1     NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WLR Acquisition Corp.
           2210 West Oaklawn Drive
           Springdale, Arkansas 72762-6999

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (A) |__|
     (B) |x |

3     SEC USE ONLY

4     SOURCE OF FUNDS*

           BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |__|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER   600,000

8     SHARED VOTING POWER

9     SOLE DISPOSITIVE POWER   600,000

10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.47%

14    TYPE OF REPORTING PERSON*

           CO

                               SCHEDULE 13D

CUSIP No.  929286 10 2
           ___________
1     NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tyson Limited Partnership
           2210 West Oaklawn Drive
           Springdale, Arkansas  72762-6999

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A) |__|
      (B) |x |

3     SEC USE ONLY

4     SOURCE OF FUNDS*

           Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |__|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

8     SHARED VOTING POWER   600,063

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER   600,063

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,063

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.47%

14    TYPE OF REPORTING PERSON*

           PN

                               SCHEDULE 13D

CUSIP No.  929286 10 2
           ___________
1     NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Don Tyson
           2210 West Oaklawn Drive
           Springdale, Arkansas 72762-6999

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A) |__|
      (B) |x |

3     SEC USE ONLY

4     SOURCE OF FUNDS*

           Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |__|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

8     SHARED VOTING POWER   600,063

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER   600,063

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,063

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.47%

14    TYPE OF REPORTING PERSON*

           IN

Item 1. Security and Issuer.

     This statement relates to the common stock, no par value ("Shares"), of WLR Foods, Inc., a Virginia corporation (the "Company"). The address of the principal executive office of the Company is P.O. Box 7000, Broadway, VA 22815-7000.

Item 2. Identity and Background.

     This statement is filed by Tyson Foods, Inc. ("Tyson") and WLR Acquisition Corp. (the "Purchaser"), each of which are Delaware corporations, Tyson Limited Partnership, a Delaware limited partnership (the "Partnership"), and Mr. Don Tyson. The principal business address of each of Tyson, the Purchaser, the Partnership and Mr. Don Tyson is 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999.

     Tyson's principal business is the production, marketing and distribution of a variety of food products consisting of value-enhanced poultry, fresh and frozen poultry; value-enhanced beef and pork products; value-enhanced seafood products; fresh and frozen seafood products; flour and corn tortillas, chips and other Mexican food-based products. The Purchaser was recently incorporated in Delaware and has not engaged in any business since its incorporation other than that incident to its organization and the transactions described in Item 4 hereof. Tyson owns all of the issued and outstanding capital stock of the Purchaser and therefore may be deemed to control the Purchaser. The principal business of the Partnership is investments, which includes, among other things, investment in Tyson capital stock.

     Information regarding the directors and executive officers of Tyson and the Purchaser is set forth on Schedule I hereto, which Schedule is hereby incorporated by reference. All directors and executive officers of Tyson and the Purchaser are United States citizens.

     Mr. Don Tyson, Chairman of the Board of Tyson, and the Partnership, collectively own 1,021,145 shares of Class A Common Stock of Tyson ("Class A Shares") (approximately 1.3% of the outstanding Class A Shares) and 68,399,040 shares of Class B Common Stock of Tyson ("Class B Shares") (approximately 99.9% of the outstanding Class B Shares), such Class A Shares and Class B Shares representing approximately 89.7% of the aggregate voting power of all outstanding Tyson capital stock. Mr. Don Tyson has a
54.4464 combined percentage interest as a general and limited partner in the Partnership. The managing general partner of the Partnership is Mr. Don Tyson. The other general partners are Leland E. Tollett, Director, Chief Executive Officer and President of Tyson; Joe Fred Starr, Director and Vice President of Tyson; John H. Tyson, Director and President of the Beef and Pork Division of Tyson; James B. Blair, General Counsel to Tyson and President of Purchaser; and Harry C. Erwin, Jr. Mr. Don Tyson, as managing general partner, has the exclusive right, subject to certain restrictions, to do all things on behalf of the Partnership necessary to manage, conduct, control and operate the Partnership's business, including the right to vote all shares or other securities held by the Partnership, as well as the right to mortgage, pledge, or grant security interests in any assets of the Partnership. The present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of each of the general partners of the Partnership other than Mr. Erwin is set forth on Schedule I hereto. Mr. Erwin is a certified public accountant with Erwin & Company, C.P.A., tax accountants to Tyson, whose address is 900 South Shackleford, Suite 515, Little Rock, Arkansas 72211. Mr. Erwin is a United States citizen. By reason of Mr. Don Tyson's beneficial ownership of the Class A Shares and the Class B Shares, he may be deemed to be a controlling person of Tyson.

     Neither Tyson, the Purchaser, the Partnership nor, to the best knowledge of Tyson and the Purchaser, Mr. Erwin or any other person named in Schedule I, has been, during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial, or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     600,000 of the Shares owned beneficially by the Purchaser and Tyson as of the date hereof have been purchased with general working capital funds of Tyson, for an aggregate purchase price of $17,220,683.30 (net of brokerage commissions). The remaining 63 Shares owned beneficially by Tyson were acquired through the acquisition by Tyson of two corporate entities in the 1980's. See Item 5 hereof for more detailed information regarding Tyson's acquisition of Shares during the past 60 days. On March 1, 1994, Tyson contributed 600,000 Shares to the Purchaser as a contribution to the capital of the Purchaser.

     The total amount of funds required by Tyson and the Purchaser to purchase the Shares heretofore purchased, to purchase all other Shares outstanding on a fully diluted basis pursuant to the Offer (as defined in Item 4) and to pay related costs and expenses is estimated to be approximately $340 million. Tyson and the Purchaser have received a firm loan commitment for $340 million from Bank of America National Trust and Savings Association and BA Securities, Inc. to provide financing to Tyson and the Purchaser for the Offer. A copy of such commitment letter is attached hereto as Exhibit 99.2, and incorporated herein by reference.

Item 4. Purpose of Transaction.

     On January 24, 1994, the Chairman of Tyson proposed to the Board of Directors of the Company the acquisition of the Company by means of a merger in which each Share would be exchanged for $30.00 per Share in cash. A copy of Tyson's written proposal is attached hereto as Exhibit 99.3, and is incorporated herein by reference. On February 6, 1994, the Company announced that at a meeting of the Company's Board of Directors held on February 4, 1994, the Company's Board of Directors rejected Tyson's proposal. A copy of the letter, dated February 6, 1994, from Charles W. Wampler, Jr. to Mr. Tyson describing the Company's decision is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

     Commencing on February 7, 1994, Tyson purchased an aggregate of 600,000 Shares in open market transactions at prices not exceeding $29.375 per Share (net of brokerage commissions).

     On March 3, 1994, the Purchaser announced that it will commence a tender offer on March 9, 1994, for all outstanding Shares (other than those owned by Tyson, the Purchaser or their affiliates), pursuant to which holders of Shares will receive $30.00 per Share in cash (the "Offer"). A copy of the Purchaser's press release containing such announcement is attached hereto as Exhibit 99.5, and is incorporated herein by reference.

     The purpose of the Offer is for Tyson, through the Purchaser, to acquire control of, and the entire equity interest in, the Company. Tyson currently intends, as soon as practicable following consummation of the Offer, to propose and seek to have the Company consummate a merger or similar business combination (the "Proposed Merger") with the Purchaser or another direct or indirect wholly-owned subsidiary of Tyson, pursuant to which each Share then outstanding (other than Shares held by the Purchaser, Tyson or any of their affiliates, Shares held by any subsidiary of the Company and Shares held by shareholders who perfect their dissenters' rights under the Virginia Stock Corporation Act (the "VSCA")) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer. Upon consummation of the Proposed Merger, the Purchaser would seek to cause the Shares to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") and to cause the deregistration of the Shares pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Purchaser intends to request, at such time as it deems appropriate, that the Company call a special meeting of shareholders of the Company under Article 14.1 of the VSCA (the "Virginia Control Share Acquisitions Act") for the purpose of allowing the disinterested shareholders of the Company to decide whether to accord full voting rights to Shares acquired by the Purchaser and its associates pursuant to, and in contemplation of, the Offer.

     If the Proposed Merger is submitted to the Company's shareholders and the voting rights of Tyson and the Purchaser are not limited by operation of the Virginia Control Share Acquisitions Act, Tyson and the Purchaser intend to vote all Shares acquired pursuant to the Offer and otherwise owned by them in favor of the Proposed Merger.

     Regardless of whether the Purchaser is able to consummate the Proposed Merger, if the Purchaser purchases Shares pursuant to the Offer, the Purchaser presently intends to seek to obtain at least majority representation on the Company's Board of Directors, and to exercise control over the business and affairs of the Company.

     If the Offer cannot be consummated by reason of the Company's recently adopted poison pill rights plan or otherwise, the Purchaser and Tyson may determine to seek majority representation on the Company's Board of Directors through a proxy contest at the Company's next annual meeting of shareholders, which under the Company's Bylaws would be held in October, 1994. In connection with such a proxy contest, the Purchaser would seek to amend the Company's Bylaws to increase the size of the Company's Board of Directors and seek to have representatives of the Purchaser elected to fill the vacancies created by such increase as well as those seats on the Company's Board of Directors which otherwise come up for election at such annual meeting. The ability of the Purchaser to succeed in such a proxy contest would depend on events and conditions at that time. No assurance can be given as to whether the Purchaser would proceed with such a contest at that time or, if it chooses to pursue such a contest, whether the Purchaser would prevail. If the Purchaser succeeded in obtaining control of the Company's Board of Directors through such a proxy contest, the Purchaser would then cause the Company to redeem the Company's poison pill rights so as to allow consummation of the Offer. However, even if the Purchaser obtains such representation and consummates the Offer, the Purchaser would not necessarily be able to consummate the Proposed Merger as a result of the requirements of Article 14 of the VSCA (the "Virginia Affiliated Transactions Law"), if it is applicable to the Purchaser at such time.

     If the Purchaser is unable to acquire control of the Company, Tyson and the Purchaser may choose to sell or otherwise dispose of some or all of the Shares owned by them.

     In contemplating the Offer, Tyson and the Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies involving the Company and its operations that they might consider in the event that they acquire control of the Company. If and to the extent that Tyson and the Purchaser acquire control of the Company or otherwise obtain access to the books and records of the Company, Tyson and the Purchaser intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and may on the basis of such review propose or seek to effect changes or transactions with respect to or affecting any of such matters. Based on its review of the information available to it at this time, Tyson and the Purchaser do not currently intend or contemplate seeking to effect any material changes in the operations or structure of the Company or in its relationships with employees, suppliers or customers.

     On February 6, 1994, the Company filed a lawsuit (the "Virginia Action") in the United States District Court for the Western District of Virginia, Harrisonburg Division (Civil Action No. 94-0012(H)) naming Tyson as a defendant. The Virginia Action seeks a declaratory judgment that the Company's Shareholder Protection Rights Agreement adopted on February 4, 1994, is valid and was duly adopted and, that any rights issued thereunder are valid, binding and legally enforceable under state and federal law.
The Virginia Action also seeks a declaration that the Virginia Control Share Acquisitions Act and the Virginia Affiliated Transactions Law are constitutional under the Virginia and United States Constitutions and valid under any other applicable law. The Virginia Action also seeks a temporary, preliminary and permanent injunction enjoining Tyson and the Purchaser from bringing any action in any other court relating to Tyson's proposal to acquire the Company.

     On February 25, 1994, Tyson answered the Company's complaint in the Virginia Action, and filed counterclaims against the Company and all of its directors. Tyson's counterclaims allege, among other things, that on February 4, 1994, the Company's Board of Directors took a series of actions designed to erect numerous barriers that would insulate the Company from any acquisition not approved by the Company's existing Board of Directors. Tyson's counterclaims allege that through its actions, the Company's board attempted to impose its will on the Company's shareholders and deprive them of the benefits of an acquisition proposal from Tyson or any other third party not endorsed by the Company's existing Board of Directors.

     Specifically, Tyson's counterclaims allege that on February 4, 1994, the Company's directors breached their duties to the Company's shareholders by: (a) adopting a Shareholder Protection Rights Agreement and issuing the poison pill rights pursuant thereto; (b) adopting certain executive severance arrangements; (c) adopting certain severance packages for all salaried and hourly clerical employees; (d) amending the Bylaws of the Company relating to the status of the Chairman and Vice Chairman of the Company as officers in an effort to enhance management's voting power to block Tyson's merger proposal; (e) taking actions which denied the Company's disinterested shareholders a full and fair opportunity to consider Tyson's proposal; and (f) purporting to terminate the employment by the Company, and/or status as officers of the Company, of certain of the Company's directors, while at the same time continuing their engagement as directors and promising to expend substantial sums for the benefit of those directors in the future, again to enhance management's voting power to block Tyson's merger proposal.

     Tyson's counterclaims further allege that the Virginia Affiliated Transactions Law and the Virginia Control Share Acquisitions Act are unconstitutional and should be declared invalid. Tyson alleges that the Virginia statutory scheme is unconstitutional because, among other things, it conflicts with federal law regulating tender offers.

     In its counterclaims, Tyson seeks a declaration that: (1) both of the Virginia statutes referred to above, as well as Section 13.1-646 of the VSCA, are unconstitutional; (2) that the poison pill rights and the various severance arrangements adopted by the Company's Board of Directors are invalid; (3) that none of the Company's directors whose status was purported to be affected by the actions taken on February 4, 1994 will be permitted to vote their shares in any shareholder referendum that might be held under the Virginia Control Share Acquisitions Act; and (4) that the Company's directors breached their fiduciary duties to the Company's shareholders in taking the actions described in Tyson's counterclaims.

     A copy of the Company's amended complaint is attached hereto as
Exhibit 99.6, and is incorporated herein by reference. A copy of Tyson's answer, affirmative defenses and counterclaims is attached hereto as
Exhibit 99.7, and is incorporated herein by reference.

     Except as described above, Tyson and the Purchaser have no present plans or proposals with respect to the Company that relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     As of the close of business on March 3, 1994, the Purchaser was the direct beneficial owner of 600,000 Shares, which constitute in the aggregate 5.47% of the Shares outstanding (based on 10,967,193 Shares outstanding as of February 1, 1994, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter of the Company ended January 1,
1994), and Tyson was the direct beneficial owner of 63 Shares (constituting less than 1% of the outstanding Shares). Tyson, by virtue of its ownership of all of the outstanding capital stock of the Purchaser, may be deemed to own beneficially and have the power to vote and dispose of the Shares held by the Purchaser directly. Additionally, the Partnership, by virtue of its ownership of securities of Tyson, and Mr. Don Tyson, by virtue of his control over the Partnership and ownership of securities of Tyson, may be deemed to own beneficially and have the power to vote and dispose of the Shares held directly by the Purchaser and directly and indirectly by Tyson.

     The Purchaser has the sole power to vote and dispose of the Shares owned by it. Tyson has the sole power to vote and dispose of the Shares owned by it.

     Transactions in the Shares by Tyson and the Purchaser effected during the past 60 days are described in Schedule II hereto, which Schedule is hereby incorporated by reference. All such transactions were effected by Tyson in the open market on the NASDAQ National Market System. On March 1, 1994, Tyson contributed 600,000 Shares to the Purchaser as a contribution to the capital of the Purchaser.

     No person other than the parties described in this Item 5 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned directly by the Purchaser.

     Mr. James B. Blair, the President and a Director of the Purchaser and General Counsel of Tyson, owns 100 Shares (constituting less than 1% of the outstanding Shares), jointly with his wife, which Shares were purchased for investment purposes in June, 1991. Mr. Blair and his wife jointly share the power to vote and dispose of such 100 Shares. Mr. Wayne Britt, Vice President and Treasurer of Tyson, owns 1,000 Shares (constituting less than 1% of the outstanding Shares), which Shares were purchased for investment purposes over two years ago. Mr. Britt has the sole power to vote and dispose of such 1,000 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described herein, neither Tyson, the Purchaser, the Partnership nor Mr. Erwin or any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        99.1. Joint Filing Agreement among Tyson, the Purchaser, the Partnership and Mr. Don Tyson.
        99.2. Commitment Letter, dated March 1, 1994, between Tyson, Bank of America National Trust and Savings Association and BA Securities, Inc.
        99.3. Letter dated January 24, 1994, from Mr. Don Tyson to the Board of Directors of WLR Foods, Inc.
        99.4. Letter, dated February 6, 1994, from Charles W. Wampler, Jr. to Mr. Don Tyson.
        99.5. Press Release of Tyson, issued March 3, 1994.
        99.6. Amended Complaint of WLR Foods, Inc., filed February 9, 1994.
        99.7. Answer, Affirmative Defenses and Counterclaims of Tyson, filed February 25, 1994.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TYSON FOODS, INC.


March 4, 1994                             By:/s/ Leland E. Tollett
                                             _____________________

                                            Name:Leland E. Tollett
                                            Title:President and Chief
                                            Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           WLR ACQUISITION CORP.


March 4, 1994                              By:/s/James B. Blair
                                              __________________

                                             Name:James B. Blair
                                             Title:President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           TYSON LIMITED PARTNERSHIP


March 4, 1994                              By: Mr. Don Tyson, its Managing
                                               General Partner

                                             /s/Don Tyson
                                             _____________

                                             Mr. Don Tyson

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 4, 1994                         /s/Don Tyson
                                      ___________________

                                      Name: Mr. Don Tyson

                           SCHEDULE I
                           __________

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and executive officers of Tyson and the Purchaser. Unless otherwise indicated, the principal business address of each director and executive officer is 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Each director and executive officer listed below is a United States citizen.

                 DIRECTORS AND EXECUTIVE OFFICERS OF TYSON


Name                             Present Principal Occupation or Employment
____                             _____________________________________

Don Tyson                        Chairman of the Board of Directors of Tyson.

Leland E. Tollett                Vice Chairman of the Board of Directors
                                 and President and Chief Executive Officer of
                                 Tyson.

Neely Cassady                    Chairman of the Board and Chief Executive
Cassady Associates, Inc.         Officer of Sunmark and Chairman of the Board of
P.O. Box 1810                    Cassady Associates, Inc. and its affiliate,
121 West College                 H. H. Brewer Electric; Arkansas State Senator;
Nashville, Arkansas  71852       Director of Tyson.

Lloyd V. Hackley                 Chancellor and Tenured Professor of Political
Fayetteville State University    Science at Fayetteville State University,
1200 Murchison Road              Fayetteville, North Carolina; Director of
Fayetteville, N.C.  28301-4298   Tyson.

Shelby Massey                    Farmer and private investor; Director of Tyson
Sparks Commodities
  Brokerage House
889 Ridgelake Blvd., Suite 30
Memphis, Tennessee  38120

Joe F. Starr                     Vice President of Tyson; Director of Tyson.

Barbara Tyson                    Vice President of Tyson; Director of Tyson.

John H. Tyson                    President, Beef and Pork Division and Director
                                 of Governmental, Media and Public Relations of
                                 Tyson; Director of Tyson.

Fred S. Vorsanger                Private business consultant, Walton Arena
University of Arkansas           Manager and Vice President (Emeritus) of the
P.O. Box 7777                    University of Arkansas; Director of McIlroy
Fayetteville, Arkansas  72701    Bank & Trust Co. of Fayetteville, Arkansas;
                                 Director of Tyson.

Donald E. Wray                   Chief Operating Officer of Tyson; Director of
                                 Tyson.

Ellis Brunton                    Group Vice President, Research and Quality
                                 Assurance of Tyson.

Wayne Britt                      Vice President, International Sales of Tyson;
                                 Vice President, Wholesale Club Division of
                                 Tyson; Vice President and Treasurer of Tyson.

William Jaycox                   Group Vice President, Human Resources of Tyson.

Gary Johnson                     Controller of Tyson.

Gerald Johnston                  Executive Vice President, Finance of Tyson.

Greg Lee                         Senior Vice President, Sales and Marketing of
                                 Tyson.

Bill Moeller                     Group Vice President, Swine Division of Tyson.

David S. Purtle                  Senior Vice President, Operations of Tyson.

Mary Rush                        Secretary and Director of Investor Relations of
                                 Tyson.


             DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

Name                             Present Principal Occupation or Employment
____                             __________________________________________

James B. Blair                   President, Secretary and a Director of the
                                 Purchaser; General Counsel of Tyson.

Gerald Johnston                  Vice President and a Director of the Purchaser;
                                 Executive Vice President, Finance of Tyson.

                                SCHEDULE II
                                ___________


                  Schedule of Transactions in the Shares
                  ______________________________________



                         No. of Shares               Price Per
Date                          Purchased                 Share *
____                    ________________           ______________
2/07/94                    196,700                     28.788
2/08/94                    103,500                     28.877
2/09/94                     73,000                     28.933
2/14/94                     22,000                     28.892
2/15/94                     25,000                     29.125
2/16/94                     25,000                     29.375
2/22/94                     80,200                     28.151
2/23/94                     54,100                     28.185
2/24/94                     20,500                     28.125






























* Net of brokerage commissions.

                              Exhibit Index

Exhibit                                             Sequential
                                                    Page No.

1.  Joint Filing Agreement among Tyson,
    the Purchaser, the Partnership and Mr. Don Tyson  20

2.  Commitment letter, dated March 1, 1994,
    between Tyson, Bank of America National Trust
    and Savings Association and BA Securities, Inc.   21-29

3.  Letter dated January 24, 1994, from Mr. Don Tyson
    to the Borad of Directors of WLR Foods, Inc.      30-33

4.  Letter, dated February 6, 1994, from
    Charles W. Wampler, Jr. to Mr. Don Tyson          34

5.  Press Release of Tyson, issued March 3, 1994      35-37

6.  Amended Complaint of WLR Foods, Inc., filed
    February 9, 1994                                  38-46

7.  Answer, Affirmative Defenses and Counterclaims
    of Tyson, filed February 25, 1994                 47-71